EXHIBIT E
FINANCIAL STATEMENTS

OFFICER'S CERTIFICATE
CLEAR PROTOCOL, INC.

November 10, 2022

The undersigned, Ernest M. Kestone, the Chief Executive Officer of Clear Protocol, Inc., a California corporation (the "Company") hereby certifies on behalf of the Company, in connection with the Company's filing of the Form C and Offering Statement (the "Offering Statement") and the transactions contemplated by the Offering Statement, dated on or about the date hereof, that:

1.   I have carefully examined copies of the financial statements for the Company for the fiscal year ending April 30, 2021 and the fiscal year ending April 30, 2022 attached hereto (*see attached*, the "Financial Statements");

2.   As of the date hereof, the Financial Statements are true and correct financial statements of the Company and accurately represent the financial condition of the Company; and

3.   The tax return information of the Company included in this Offering Statement reflects accurately the information reported on the tax returns for the Company filed for the fiscal years ended April 30, 2021 and 2022.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Company as of the date above first written.

  /s/ Ernest M. Kestone_____
Name: Ernest M. Kestone
Title: Chief Executive Officer



CLEAR PROTOCOL, INC

FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING APRIL 30, 2022

SELF CERTIFIED

Clear Protocol, Inc.
Income Statement
For the Period May 01, 2021 to April 30, 2022

Sales

Total Revenue	$0.00

General, Selling, and Administrative Expenses

Depreciation	$347.00
Advertising & Promotion	$1,186.00
Internet Service	$960.00
Office Expenses	$971.00
Office Rent	$8,400.00
Bank Fees	$153.00
Cellphone	$540.00
Patent Legal & Filing Fees	$1,966.00
Postage & Courier	$256.00
Total Expenses	$14,779.00

Tax Considerations

Profit Before Income Tax	$-14,779.00
Income Tax	$825.00
PROFIT AFTER TAXES (LOSS)	$-15,604.00

See accompanying notes to the Financial Statements

Clear Protocol, Inc.
Balance Sheet
Statement of Financial Position As of April 30, 2022

ASSETS

Cash	$5.00
Fixed Assets	$1,387.00
U.S. Patent	$7,866.00
U.S. Trademark	$400.00

TOTAL ASSETS $9,658.00

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Deferred Legal & Consulting Fees	$36,168.00
Shareholders' Equity Opening Balance	$62,860.00
Capital Contributions	$14,403.00

Total Liabilities $113,431.00

Stockholders' Equity $-103,773.00

TOTAL LIABILITY and STOCKHOLDERS' EQUITY $9,658.00

See accompanying notes to the Financial Statements

1. **Summary of Significant Accounting Policies**

The Company
Clear Protocol, Inc. (the "Company") was incorporated in the State of California on May 11th, 2016. The Company is headquartered in Los Angeles, California. The Company has developed a patented software for clinicians.

Fiscal Year
The Company operates on a fiscal year ending April 30th.

Basis of Presentation
The accompanying financial statements have been prepared by company management and are believed to be in accordance with U.S. generally accepted accounting principles (US GAAP). These statements have not been reviewed or certified by any accountant, inside or outside the company.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 30th, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and computer equipment are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Property and equipment consisted of the following on April 30, 2022:

Office Equipment	$ 300
Computer Equipment	$1,434
Less Depreciation	($ 347)
Total	$1,387

Other Assets
The patent(s) and US Trademark values listed are the total of costs actually paid out (book value).

Income Taxes
Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and in the State of California.

The Company sustained net operating losses during fiscal year 2022. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

Long Term Liabilities, Obligations
There is a total of approximately $36,168 in deferred legal and consulting fees as of April 30th, 2022, that are not yet due. They will be repaid gradually as capital becomes available.

Revenue Recognition
The Company recognizes revenue when actually received (cash-basis). As of April 30, 2022, the Company has not recorded any income.

Organizational Costs
Organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or its staff.

Subsequent Events
The Company has evaluated subsequent events through October 28, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

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CLEAR PROTOCOL, INC

FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING APRIL 30, 2021

SELF CERTIFIED


Clear Protocol, Inc.
Income Statement
For the Period May 01, 2020 to April 30, 2021


Sales

Total Revenue	$0.00

General, Selling, and Administrative Expenses

Rent	$8,400.00
Advertising & Promotion	$2,500.00
Automobile	$70.00
Government Fees	$80.00
Postage & Courier	$239.00
Legal Fees	$2,000.00
Internet Service	$334.00
Cellphone	$573.00
Office Equipment	$300.00
Computer Equipment	$1,147.00
Office Expenses	$431.00
Total Expenses	$16,074.00

Tax Considerations

Profit Before Income Tax	$-16,074.00
Income Tax	$622.00
PROFIT AFTER TAXES (LOSS)	$-16,696.00


Clear Protocol, Inc.
Balance Sheet
Statement of Financial Position As of April 30, 2021


ASSETS

Cash	$85.00
Fixed Assets	$1,734.00
U.S. Patent	$5,900.00
U.S. Trademark	$400.00

TOTAL ASSETS $8,119.00

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable	$1,666.00
Deferred Legal & Consulting Fees	$13,496.00
Opening Balance of Shareholders' Equity	$19,692.00
Capital Contributions	$36,125.00

Total Liabilities $70,979.00

Stockholders' Equity $-62,860.00

TOTAL LIABILITY and STOCKHOLDERS' EQUITY $8,119.00

Summary of Significant Accounting Policies

The Company
Clear Protocol, Inc. (the "Company") was incorporated in the State of California on May 11th, 2016. The Company is headquartered in Los Angeles, California. The Company has developed a patented software for clinicians.

Fiscal Year
The Company operates on a fiscal year ending April 30th.

Basis of Presentation
The accompanying financial statements have been prepared by company management and are believed to be in accordance with U.S. generally accepted accounting principles (US GAAP). These statements have not been reviewed or certified by any accountant, inside or outside the company.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 30th, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and computer equipment are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Property and equipment consisted of the following on April 30, 2021:

Office Equipment	$420
Computer Equipment	$1,747
Less Depreciation	($433)
Total	$1,734

Other Assets
The patent(s) and US Trademark values listed are the total of costs actually paid out (book value).

Income Taxes
Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and in the State of California.

The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

Long-term Liabilities, Obligations

The company founders cancelled two loans totaling approximately $19,720, converted into a capital contribution.

The Deferred Legal & Consulting Fees $13,496 are not yet due. They will be repaid gradually as capital becomes available.

Revenue Recognition
The Company recognizes revenue when actually received (cash-basis). As of April 30, 2021, the Company has not recorded any income.

Organizational Costs
Organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or its staff.

Subsequent Events

The Company has evaluated subsequent events through April 30, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

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